UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2014

Commission File Number: 001-34701

CHARM COMMUNICATIONS INC.

Legend Town, CN01 Floor 4

No. 1 Ba Li Zhuang Dong Li, Chaoyang District

Beijing 100025, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

EXPLANATORY NOTE

This report of foreign private issuer on Form 6-K is being filed in order to furnish the Amendment No. 2 to the Agreement and Plan of Merger dated June 20, 2014 (“Amendment No. 2”) entered into by and among Engadin Parent Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”), Engadin Merger Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a direct wholly owned subsidiary of Parent (“Merger Sub”), and Charm Communications Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company” and collectively with Parent and Merger Sub, the “Parties”). The Parties have entered into Amendment No. 2 to amend the Agreement and Plan of Merger dated May 19, 2014 by and among the Parties as set forth in Amendment No. 2.

Exhibit 99.1 – Amendment No. 2 to the Agreement and Plan of Merger, dated as of June  20, 2014, among Engadin Parent Limited, Engadin Merger Limited and Charm Communications Inc.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHARM COMMUNICATIONS INC.

By:	/s/ He Dang
Name:	He Dang
Title:	Chairman and Chief Executive Officer

Date: June 23, 2014

Exhibit 99.1

AMENDMENT NO. 2 TO THE AGREEMENT AND PLAN OF MERGER

This Amendment No. 2 (this “Amendment”) dated as of June 20, 2014 to the Agreement and Plan of Merger, dated as of May 19, 2014 (as amended on May 23, 2014, the “Agreement”), by and among Engadin Parent Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”), Engadin Merger Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a direct wholly owned Subsidiary of Parent (“Merger Sub”), and Charm Communications Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”). Parent, Merger Sub and the Company may hereafter be referred to as a “Party” in their individual capacities and as “Parties” collectively. Unless otherwise specified herein, all capitalized terms used in this Amendment shall have the meanings given to them in the Agreement.

WHEREAS, the Parties have entered into that certain Agreement on May 19, 2014, upon the terms and subject to the conditions of which Merger Sub will be merged with and into the Company (the “Merger”), with the Company surviving the Merger and becoming a wholly owned subsidiary of Parent as a result of the Merger;

WHEREAS, the Parties desire to amend certain provisions of the Agreement in the manner set forth herein; and

WHEREAS, Section 9.6 of the Agreement provides that the Parties may amend the Agreement by an instrument in writing signed on behalf of the Parties;

NOW, THEREFORE, in consideration of the foregoing and the mutual terms set forth herein, the Parties agree, as follows:

1. Amendment to the Agreement. The Agreement shall be amended by deleting each reference to “and Ms. Dan Dina Liu” therein.

2. Representations and Warranties of the Company. The Company hereby represents and warrants to Parent and Merger Sub that (i) it has all requisite corporate power and authority to execute and deliver this Amendment, to perform its obligations hereunder; and (ii) this Amendment has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, subject to Bankruptcy and Equity Exception.

3. Representations and Warranties of the Parent and Merger Sub. Parent and Merger Sub hereby, jointly and severally, represent and warrant to the Company that (i) each of Parent and Merger Sub has all requisite corporate power and authority to execute and deliver this Amendment, to perform its obligations hereunder; and (ii) this Amendment has been duly and validly executed and delivered by Parent and Merger Sub and, assuming due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to Bankruptcy and Equity Exception.

4. Continuation of Agreement as Amended. The Agreement, as amended by this Amendment, shall continue in full force and effect.

5. Counterparts. This Amendment may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

6. Other Miscellaneous Terms. The provisions of Article X (Miscellaneous) of the Agreement shall apply mutatis mutandis to this Amendment, and to the Agreement as modified by this Amendment, taken together as a single agreement, reflecting the terms therein as modified by this Amendment.

2

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as of the date first written above.

ENGADIN PARENT LIMITED

By:	/s/ He Dang
Name: He Dang
Title: Director

ENGADIN MERGER LIMITED

By:	/s/ He Dang
Name: He Dang
Title: Director

CHARM COMMUNICATIONS INC.

By:	/s/ Zhan Wang
Name: Zhan Wang
Title: Director

[Signature Page to Amendment 2 to the Agreement and Plan of Merger]